September 29, 2004

                             Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

STREAM ACQUIRES CABLE NETWORK IN SOUTHERN POLAND

Stream Communications Network and Media Inc. (“the Company” or “Stream”) is pleased to announce that it has now completed the first of several cable television network acquisitions in Poland.

This cable television network is located in Silesia (Southern Poland) with 4,300 CATV subscribers.  The network presents solid opportunity for growth, with below market subscriber fees, over 5,500 homes passed, and an additional two thousand homes not wired for services in the network’s neighborhood.  Stream plans to offer new services such as Internet and VoIP, and additional content, which can effectively double the revenues in the year 2005.

This new acquisition brings the Company’s subscriber base to approximately 50,000 cable TV and Internet subscribers, which will generate approximately a 70% contribution to EBITDA.  The Company can acquire an additional 40,000 subscribers without increasing its fixed cost of operations.  As a result of this opportunity and the current debt free status of the Company, Stream will seek debt financing for further acquisitions to increase revenue and maximize shareholder value.

“This is another important step for Stream as financially, this recent acquisition puts the Company into a new phase of positive operating cash flow.  Strategically, we are expanding our presence in a densely populated area of Silesia, with its very promising potential for further developments and growth,” said Stan Lis, President of Stream.

Stream is a broadband cable company and offers CATV, high-speed Internet and VoIP services in densely populated markets in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of the cable TV sector in that Region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol SCNWF.

For further information, please contact:

Mike Young, Investor Relations

tel. 604 669 2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.